Filed by HealthCor Catalio Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: HealthCor Catalio Acquisition Corp.
Commission File No. 001-39949

Hyperfine Announces Receipt of Additional $3.3 Million Grant to Improve Access to Neonatal

and Pediatric Brain Imaging in Low-Resource Settings Globally

Deployment of Hyperfine’s portable MR Imaging systems will aid researchers focused on the neurological effects of malnourishment in developing countries with support from the Bill &

Melinda Gates Foundation.

GUILFORD, CT – November 2, 2021 — Hyperfine, Inc., creator of the first FDA-cleared portable magnetic resonance imaging (MRI) device, Swoop®, today announced it received an additional $3.3 million grant from the Bill & Melinda Gates Foundation to expand the use of its portable MRI technology in developing countries. Based on promising early results from an initial $1.6 million grant, this new funding will extend a global research program that is currently assessing the clinical feasibility of the Hyperfine Swoop Portable MR Imaging System™ in providing immediate point-of-care (POC) brain imaging to young children between the ages of 0-24 months in low- and middle-income countries (LMIC).

The utilization of MRI technology to assess early brain development in children is critical to better understanding how to diagnose and manage birth asphyxia, sepsis, encephalitis, and meningitis, among many other neurological diseases and conditions. A total of 25 Swoop systems are being deployed across multiple research and clinical study sites in Europe, Asia, and Sub-Saharan Africa, to better understand the utility and applicability of low-field MR imaging to deliver accessible neuroimages that could provide an opportunity for early therapeutic intervention, and potentially become the standard of care, for infants and children during critical developmental stages.

“We are honored by the continued support of the Bill & Melinda Gates Foundation, which will help us expand our ability to push the boundaries of conventional imaging technology and improve patient access to accurate, timely diagnosis and care,” said Dr. Khan Siddiqui, chief medical officer at Hyperfine. “The initial grant has already allowed us to gather important research, and we look forward to having an even greater impact with this investment as we continue expanding to new sites and geographies.”

The ability to monitor early brain development plays a pivotal role in treating and minimizing the neurological damage incurred by malnutrition in children from LMIC. According to the World Health Organization, nearly half of all deaths in children under five years old are linked to nutrition-related factors. Malnutrition also contributes to long-term impacts on impoverished communities, such as education disparity, especially among females. Hyperfine, with support from the Bill & Melinda Gates Foundation, is working to break this vicious cycle in the developing world.

“This collaboration goes beyond improving healthcare systems in developing countries,” said Dave Scott, president and CEO of Hyperfine. “By providing underserved communities with access to the care they need during the early critical stages of their lives, we hope to provide a brighter future for generations to come.”

As part of the foundation’s Maternal, Newborn & Child Health Discovery & Tools program, the investment is also establishing and coordinating a point-of-care (POC) MRI consortium to optimize the Hyperfine Swoop system with respect to image acquisition protocols and data quality for neonatal and infant brain imaging. This POC MRI consortium will generate and share data from a range of settings, including MRI research centers to develop and optimize sequences and neonatal and pediatric brain imaging clinical centers to evaluate data quality and information content relative to reference standard high-field MRI.

For more information about the Hyperfine Swoop Portable MR Imaging System, please visit http://www.hyperfine.io.

About Hyperfine and the Swoop Portable MR Imaging System

Hyperfine, Inc. is the groundbreaking medical device company that created Swoop, the world’s first FDA-cleared portable MRI system. Hyperfine designed Swoop to enable rapid diagnoses and treatment for every patient regardless of income, resources, or location, pushing the boundaries of conventional imaging technology and expanding patient access to life-saving care. The Swoop Portable MR Imaging System produces high-quality images at a lower magnetic field strength, allowing clinicians to quickly scan, diagnose and treat patients in various clinical settings. Swoop can be wheeled directly to the patient’s bedside, plugged into a standard electrical wall outlet, and controlled by an iPad®. Designed as a complementary system to conventional MRIs at a fraction of the cost, Swoop captures images in minutes, providing critical decision-making capabilities in emergency departments (ED), operating rooms (OR), and intensive care units (ICU), among others.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between HealthCor Catalio Acquisition Corp. (the “HealthCor”), Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”), HealthCor has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of HealthCor’s ordinary shares in connection with HealthCor’s solicitation of proxies for the vote by HealthCor’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HealthCor to be issued in the Business Combination. HealthCor’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, HealthCor and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of HealthCor as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in the Registration Statement for the Business Combination, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hyperfine’s expectations with respect to future performance, development and commercialization of products and services; Hyperfine’s ability to expand the use of its portable MRI technology in developing countries and to improve access to neonatal and pediatric brain imaging; the potential benefits and impact of research generated from the use of Hyperfine’s portable MRI technology; and the size and potential growth of current or future markets for, and the potential benefits and impact of, Hyperfine’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development and commercialization activities, including the degree that Swoop is accepted and used by healthcare professionals; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Media Contacts

Emily Barnes

APCO Worldwide

ebarnes@apcoworldwide.com